BP 4/16

09040671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 13 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raptor Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Mellon Center, 500 Grant Street, 20th Floor
(No. and Street)

Pittsburgh	Pennsylvania	15219-2502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Wolfanger 412-281-1101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 Pittsburgh, Pennsylvania 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Wolfanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raptor Partners LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Heather A. Killigrew, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires May 20, 2012
Member, Pennsylvania Association of Notaries

Craig A. Wolfanger
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

CONTENTS

Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Financial Statement	3

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Raptor Partners LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Raptor Partners LLC**, (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **Raptor Partners LLC** at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Lally & Co., LLC

January 31, 2009

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$	430,616
Accounts Receivable		380,849
Prepaid Expenses and Other Assets		97,649
Property and Equipment - At Cost		99,088
Total Assets	$	1,008,202

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued Expenses	$	13,830
Member's Equity		994,372
Total Liabilities and Member's Equity	$	1,008,202

The accompanying notes are an integral part of this financial statement.

1 – ORGANIZATION

Raptor Partners LLC, was organized in 2006, as a Limited Liability Company, under the laws of the Commonwealth of Pennsylvania and is headquartered in Pittsburgh, Pennsylvania. As a limited liability company, the member is not liable for obligations of the Company.

The Company began operations in 2007 and is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in order to provide advisory services on mergers, acquisitions, capital structure and private financing.

2 – SIGNIFICANT ACCOUNTING POLICIES

This financial statement of the Company is presented on the accrual basis of accounting and is prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in this financial statement, summarized below are the more significant accounting policies.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Securities Transactions

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

Cash and Cash Equivalents

The Company maintains balances on deposit with banks in southwestern Pennsylvania and money market funds with a national investment company. The accounts maintained at the bank are insured by the Federal Deposit Insurance Corporation. At certain times during the year, the Company's cash balance may exceed those limits. The Company has not experienced any losses associated with the accounts.

Money market funds maintained are insured by the Securities Investor Protection Corporation. At certain times during the year, the Company's balances may exceed the limits. The Company has not experienced any losses associated with the account.

Accounts Receivable

The Company extends credit to its customers and generally does not require collateral. In the opinion of management, all receivables are fully collectible and therefore no allowance for doubtful accounts is required as of December 31, 2008.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

The Company's policy is to record property and equipment at cost. Depreciation is recorded using both straight-line and double declining balance methods over the estimated useful lives of the assets ranging from three to seven years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized and depreciated over the remaining estimated useful life of the asset.

Revenue

The Company recognizes revenue as professional services are performed or at a specified triggering event.

Income Taxes

The Company is a limited liability company and is not subject to income taxes. Accordingly, taxes are the responsibility of the member, and are calculated according to their individual income circumstances.

Management has elected to defer the application of FAS FIN 48, *Accounting for Uncertain Tax Positions* in accordance with FSP FIN 48-3. The Company will continue to follow FAS 5, *Accounting for Contingencies*, until it adopts FIN 48.

3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008:

Vehicle	$ 84,375
Furniture and Fixtures	16,921
Office Equipment	12,333
	113,629
Accumulated Depreciation	(14,541)
	$ 99,088

4 – EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

In 2008, the Company adopted a SIMPLE IRA Plan benefiting substantially all employees, as defined. Employees are eligible to participate if they are expected to receive compensation in excess of a predetermined amount for the current year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

5 – LEASING ARRANGEMENTS

The Company leases office space and equipment under several short-term and long-term operating lease agreements that expire in various years through 2010. The Company's office lease agreement calls for a base rent plus a proportionate share of the property's taxes and operating costs. The agreement also contains provisions for renewal of the lease for one additional five-year period at rental rates based upon prevailing market rates at the time of renewal.

Approximate future minimum lease payments under non-cancelable operating leases having a lease term in excess of one year at December 31, 2008 are as follows:

Year Ending December 31,	
2009	$ 92,300
2010	92,300
	$ 184,600

6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2008, the Company's net capital under the uniform net capital rule was approximately $411,200 which exceeded the minimum capital requirements by approximately $406,200. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008, was .03 to 1.

RAPTOR PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Lally & Co.

CPAs and Business Advisors